UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

RAG SHOPS, INC.

(Name of Subject Company (issuer))

CRAFTS RETAIL ACQUISITION CORP.
CRAFTS RETAIL HOLDING CORP.
SUN CRAFTS RETAIL, LLC
SUN CAPITAL PARTNERS III, LP
SUN CAPITAL PARTNERS III QP, LP
SUN CAPITAL ADVISORS III, LP
SUN CAPITAL PARTNERS III, LLC

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.01 per Share

(Title of Class of Securities)

750624108

(CUSIP Number of Class of Securities)

Marc J. Leder
Rodger R. Krouse
Sun Capital Partners III, LP
Sun Capital Partners III QP, LP
5200 Town Center Circle, Suite 470
Boca Raton, Florida 33486
Telephone: (561) 394-0550
with a copy to:
Michael Weinsier
Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, New York 10004
Telephone: (212) 837-6690

(Name, address, and telephone numbers of persons authorized
to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee:

Transaction valuation(1)	Amount of filing fee(2)
$9,775,981	$1,239

(1)	The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d). The calculation assumes the purchase of all outstanding common shares of Rag Shops, Inc., par value $0.01 (the "Shares"), not beneficially owned by Crafts Retail Acquisition Corp. ("Crafts Acquisition") or its affiliates, at a purchase price of $4.30 Share, net to the seller in cash. As of September 22, 2004, there were 2,273,484 Shares on a fully diluted basis not beneficially owned by Crafts Acquisition.

(2)	Previously paid. See below.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 1,238.62
Form or Registration No.: Schedule TO-T
Filing Parties:	Crafts Retail Acquisition Corp. Crafts Retail Holding Corp. Sun Crafts Retail, LLC Sun Capital Partners III, LP Sun Capital Partners III QP, LP Sun Capital Advisors III, LP Sun Capital Partners III, LLC
Date Filed: September 22, 2004

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

This Amendment No. 2 to Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO amends and supplements the statement originally filed on September 22, 2004 and amended by Amendment No. 1 filed on October 7, 2004 by the filing persons. The Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO relates to the offer by Crafts Retail Acquisition Corp., a Delaware corporation ("Crafts Acquisition"), to purchase all outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Rag Shops, Inc., a Delaware corporation (the "Company"), not owned by Crafts Acquisition, at a purchase price of $4.30 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 22, 2004, a copy of which was previously filed as Exhibit (a)(1)(i), as amended and supplemented by the Supplement to the Offer to Purchase dated October 7, 2004 , a copy of which was previously filed as Exhibit (a)(1)(viii)(such Exhibit (a)(1)(i), together with such Exhibit (a)(1)(viii), the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"), a copy of which was previously filed as Exhibit (a)(1)(ii).

Items 2 through 11 and Item 13.

The Offer expired at 11:59 pm, New York City time, on October 20, 2004 and was not extended. Based on information provided by The Colbent Corporation, the depositary for the Offer, a total of 1,910,524 Shares (including 10,613 Shares subject to guaranteed delivery), representing approximately 39.8% of the outstanding Shares, were validly tendered and not withdrawn pursuant to the Offer. Crafts Acquisition has accepted for payment all Shares validly tendered and not withdrawn prior to the expiration of the Offer.

Pursuant to the Stock Purchase Agreement, dated as of September 13, 2004 (the "Stock Purchase Agreement") by and among Crafts Acquisition, Crafts Retail Holding Corp. ("Crafts Holding"), certain stockholders of the Company and the Company, Crafts Acquisition previously acquired an aggregate of 2,671,199 Shares, or approximately 55.7% of the outstanding Shares, at $4.30 per Share. These Shares, together with the Shares accepted for payment pursuant to the Offer, comprise a total of 4,581,723 Shares, or approximately 95.5% of the outstanding Shares.

Pursuant to the Agreement and Plan of Merger, dated as of September 13, 2004 (the "Merger Agreement"), by and among Crafts Acquisition, Crafts Holding and the Company, Crafts Acquisition was merged with and into the Company through a short-form merger pursuant to Section 253 of the Delaware General Corporation Law, with the Company as the surviving corporation becoming a wholly owned subsidiary of Crafts Holding. No other stockholder meeting or vote was required under the Delaware General Corporation Law to effect the short-form merger. In the merger, each Share issued and outstanding that was not tendered was cancelled and automatically converted into the right to receive $4.30, without interest (other than Shares, if any, owned by Crafts Holding, Crafts Acquisition and the Company, which Shares were cancelled without consideration, and other than Shares owned by stockholders validly exercising appraisal rights under Delaware law, which Shares were cancelled and represent only the right to receive the fair value of such Shares under Delaware law).

Funding for the payment of the Shares purchased in the Offer and of the consideration in the merger consisted of a combination of equity contributions from Sun Capital Partners III, LP and Sun Capital Partners III QP, LP as well as a loan provided by Harris Trust and Savings Bank. The total payment of approximately $9.2 million consisted of (1) an aggregate of approximately $3 million dollars of equity contributions from Sun Capital Partners III, LP and Sun Capital Partners III QP, LP and (2) approximately $6.2 million in funds obtained by Crafts Retail Holding Corp. pursuant to the loan (the "Crafts Loan") provided by Harris Trust and Savings Bank and guaranteed by Sun Capital Partners III, LP and Sun Capital Partners III QP, LP. The Crafts Loan was made by way of an amendment to an earlier loan agreement increasing the aggregate principal amount available under the loan from $8 million to $15 million. Crafts Retail Holding Corp. contributed the proceeds of the Crafts Loan to Crafts Acquisition in order to fund the purchase of such Shares and merger consideration. The Crafts Loan is payable on demand and carries an interest rate of Harris Trust's prime rate plus 0.25%.

Following the merger, Rag Shops filed a Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934, as amended, on Form 15 and was also voluntarily delisted from Nasdaq.

On October 21, 2004, Crafts Acquisition issued a press release announcing the results of the Offer and the completion of the merger. The full text of the press release is filed as Exhibit (a)(1)(ix) hereto and is incorporated by reference herein.

Item 12.	Exhibits
*(a)(1)(i)	Offer to Purchase dated September 22, 2004.
*(a)(1)(ii)	Letter of Transmittal.
*(a)(1)(iii)	Notice of Guaranteed Delivery.
*(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
*(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
*(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
*(a)(1)(vii)	Text of Press Release issued by the Company on September 13, 2004 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Company filed with the Securities Exchange Commission on September 13, 2004)
**(a)(1)(viii)	Supplement to Offer to Purchase dated October 7, 2004.
(a)(1)(ix)	Press Release issued by Sun Capital Partners on October 21, 2004.
(b)(i)	Loan Authorization Agreement dated September 13, 2004 between Crafts Retail Holding Corp. and Harris Trust and Savings Bank (incorporated by reference to the Schedule 13D of the filing persons filed with the Securities Exchange Commission on September 13, 2004).
(b)(ii)	Demand Note dated September 13, 2004 of Crafts Retail Holding Corp. in favor of Harris Trust and Savings Bank (incorporated by reference to the Schedule 13D of the filing persons filed with the Securities Exchange Commission on September 13, 2004).
(b)(iii)	Guaranty dated September 13, 2004 of Sun Capital Partners III, LP in favor of Harris Trust and Savings Bank (incorporated by reference to the Schedule 13D of the filing persons filed with the Securities Exchange Commission on September 13, 2004).
(b)(iv)	Guaranty dated September 13, 2004 of Sun Capital Partners III QP, LP in favor of Harris Trust and Savings Bank (incorporated by reference to the Schedule 13D of the filing persons filed with the Securities Exchange Commission on September 13, 2004).
(b)(v)	First Amendment to Harris Loan Authorization Agreement dated October 21, 2004 between Crafts Retail Holding Corp. and Harris Trust and Savings Bank.
(b)(vi)	Demand Note dated October 21, 2004 of Crafts Retail Holding Corp. in favor of Harris Trust and Savings Bank.
(b)(vii)	First Amendment to Guaranty dated October 21, 2004 of Sun Capital Partners III, LP in favor of Harris Trust and Savings Bank.
(b)(viii)	First Amendment to Guaranty dated October 21, 2004 of Sun Capital Partners III QP, LP in favor of Harris Trust and Savings Bank.

Item 12.	Exhibits
(d)(i)	Agreement and Plan of Merger, dated as of September 13, 2004, by and among Crafts Retail Acquisition Corp., Crafts Retail Holding Corp. and the Company (incorporated by reference to Ex. 2.1 to the Current Report on Form 8-K/A of the Company filed with the Securities and Exchange Commission on September 22, 2004)
(d)(ii)	Stock Purchase Agreement dated September 13, 2004 by and among Crafts Retail Holding Corp., Crafts Retail Acquisition Corp. and certain stockholders of Rag Shops, Inc. (incorporated by reference to Exhibit 10.1 to Rag Shop's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 13, 2004).
(d)(iii)	Management Services Agreement dated September 13, 2004 between Rag Shops and Sun Capital Partners Management III, LLC (incorporated by reference to Exhibit 10.2 to Rag Shop's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 13, 2004).
(d)(iv)	Confidentiality Agreement, dated May 13, 2004, between Sun and SunTrust (incorporated by reference to Exhibit (e)(4) to Rag Shop's Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on September 22, 2004).
(d)(v)	Letter of Intent, dated August 3, 2004, between Rag Shops and Sun (incorporated by reference to Exhibit (e)(5) to Rag Shop's Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on September 22, 2004).
(d)(vi)	Extension of Letter of Intent, dated August 17, 2004, between Rag Shops and Sun (incorporated by reference to Exhibit (e)(6) to Rag Shop's Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on September 22, 2004).
(g)	None.
(h)	None.

*	Previously filed under the same Exhibit number to the Schedule TO filed by the filing persons on September 22, 2004 and incorporated herein by reference.

**	Previously filed under the same Exhibit number to Amendment No. 1 to the Schedule TO filed by the filing persons on October 7, 2004 and incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CRAFTS RETAIL ACQUISITION CORP.
By:	/s/ Marc J. Leder
Name: Marc J. Leder Its: Vice President
CRAFTS RETAIL HOLDING CORP.
By:	/s/ Marc J. Leder
Name: Marc J. Leder Its: Vice President
SUN CRAFTS RETAIL, LLC
By:	/s/ Marc J. Leder
Name: Marc J. Leder Its: Co-CEO
SUN CAPITAL PARTNERS III, LP
By: Sun Capital Advisors III, LP Its: General Partner
By: Sun Capital Partners III, LLC Its: General Partner
By:	/s/ Marc J. Leder
Name: Marc J. Leder Its: Co-CEO
SUN CAPITAL PARTNERS III QP, LP
By: Sun Capital Advisors III, LP Its: General Partner
By: Sun Capital Partners III, LLC Its: General Partner
By:	/s/ Marc J. Leder
Name: Marc J. Leder Its: Co-CEO
SUN CAPITAL ADVISORS III, LP
By: Sun Capital Partners III, LLC Its: General Partner
By:	/s/ Marc J. Leder
Name: Marc J. Leder Its: Co-CEO
SUN CAPITAL PARTNERS III, LLC
By:	/s/ Marc J. Leder
Name: Marc J. Leder Its: Co-CEO

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EXHIBIT INDEX

EXHIBIT	DESCRIPTION
*(a)(1)(i)	Offer to Purchase dated September 22, 2004.
*(a)(1)(ii)	Letter of Transmittal.
*(a)(1)(iii)	Notice of Guaranteed Delivery.
*(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
*(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
*(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
*(a)(1)(vii)	Text of Press Release issued by the Company on September 13, 2004 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Company filed with the Securities Exchange Commission on September 13, 2004)
**(a)(1)(viii)	Supplement to Offer to Purchase dated October 7, 2004.
(a)(1)(ix)	Press Release issued by Sun Capital Partners on October 21, 2004.
(b)(i)	Loan Authorization Agreement dated September 13, 2004 between Crafts Retail Holding Corp. and Harris Trust and Savings Bank (incorporated by reference to the Schedule 13D of the filing persons filed with the Securities Exchange Commission on September 13, 2004).
(b)(ii)	Demand Note dated September 13, 2004 of Crafts Retail Holding Corp. in favor of Harris Trust and Savings Bank (incorporated by reference to the Schedule 13D of the filing persons filed with the Securities Exchange Commission on September 13, 2004).
(b)(iii)	Guaranty dated September 13, 2004 of Sun Capital Partners III, LP in favor of Harris Trust and Savings Bank (incorporated by reference to the Schedule 13D of the filing persons filed with the Securities Exchange Commission on September 13, 2004).
(b)(iv)	Guaranty dated September 13, 2004 of Sun Capital Partners III QP, LP in favor of Harris Trust and Savings Bank (incorporated by reference to the Schedule 13D of the filing persons filed with the Securities Exchange Commission on September 13, 2004).
(b)(v)	First Amendment to Harris Loan Authorization Agreement dated October 21, 2004 between Crafts Retail Holding Corp. and Harris Trust and Savings Bank.
(b)(vi)	Demand Note dated October 21, 2004 of Crafts Retail Holding Corp. in favor of Harris Trust and Savings Bank.
(b)(vii)	First Amendment to Guaranty dated October 21, 2004 of Sun Capital Partners III, LP in favor of Harris Trust and Savings Bank.
(b)(viii)	First Amendment to Guaranty dated October 21, 2004 of Sun Capital Partners III QP, LP in favor of Harris Trust and Savings Bank.
(c)(i)	Opinion of SunTrust addressed to the board of directors of the Company, dated September 13, 2004 (incorporated by reference to Exhibit (a)(6) and included as Annex A to Rag Shop's Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on September 22, 2004).

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EXHIBIT	DESCRIPTION
(c)(ii)	Fairness Presentation of SunTrust given to the board of directors of the Company on September 7, 2004 (incorporated by reference to Exhibit (a)(7) Rag Shop's Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on September 22, 2004).
(d)(i)	Agreement and Plan of Merger, dated as of September 13, 2004, by and among Crafts Retail acquisition Corp., Crafts Retail Holding Corp. and the Company (incorporated by reference to Ex. 2.1 to the current Report on Form 8-K/A of the Company filed with the Securities Exchange Commission on September 22, 2004).
(d)(ii)	Stock Purchase Agreement dated September 13, 2004 by and among Crafts Retail Holding Corp., Crafts Retail Acquisition Corp. and certain stockholders of Rag Shops, Inc. (incorporated by reference to Exhibit 10.1 to Rag Shop's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 13, 2004).
(d)(iii)	Management Services Agreement dated September 13, 2004 between Rag Shops and Sun Capital Partners Management III, LLC (incorporated by reference to Exhibit 10.2 to Rag Shop's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 13, 2004).
(d)(iv)	Confidentiality Agreement, dated May 13, 2004, between Sun and SunTrust (incorporated by reference to Exhibit (e)(4) to Rag Shop's Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on September 22, 2004).
(d)(v)	Letter of Intent, dated August 3, 2004, between Rag Shops and Sun (incorporated by reference to Exhibit (e)(5) to Rag Shop's Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on September 22, 2004).
(d)(vi)	Extension of Letter of Intent, dated August 17, 2004, between Rag Shops and Sun (incorporated by reference to Exhibit (e)(6) to Rag Shop's Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on September 22, 2004).
*(f)	Section 262 of the Delaware General Corporation Law (included as Schedule C of the Offer to Purchase previously filed as Exhibit (a)(1)(i)).
(g)	None.
(h)	None.

*	Previously filed under the same Exhibit number to the Schedule TO filed by the filing persons on September 22, 2004 and incorporated herein by reference.

**	Previously filed under the same Exhibit number to Amendment No. 1 to the Schedule TO filed by the filing persons on October 7, 2004 and incorporated herein by reference.

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